Exhibit 99.1

A2Z Smart Technologies Announces that it will display its smart cart line of products at the NRF 2023 Big

Retail Show in NYC

Tel Aviv, Israel / January 12 2023— A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that it will participate at the NRF 2023 Big Retail Show in New York from January 14th to 17th.

The event will be held at the Javits Centre and Cust2mate will display its line of smart cart products at booth number 62570 located on the floor of the event where we will show you all latest exciting developments.

Added to this, the company will have the benefit of being able to do live demonstrations in Morton Williams West End Store where customers can use the smart carts by themselves.

Cust2Mate is an advanced proven-in-use mobile self-checkout (SCO) smart cart for retail markets. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Headquartered in Tel Aviv, Israel, Cust2Mate Ltd. is owned by A2Z Advanced Solutions, a high-tech company that specializes in developing technological products and providing services for police, military, and civilian use.

Contact Information:

Hanover International Inc.

Jim Hock

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt there from.